Mail Stop 3561

March 30, 2009

Glenn R. Jennings
Chief Executive Officer
Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391

> **Re: Delta Natural Gas Company, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **August 29, 2008**
> **Definitive Proxy Statement**
> **October 8, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **November 7, 2008**
> **File No. 000-08788**

Dear Mr. Jennings:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director